VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Joshua Gorsky and Suzanne Haynes

Re: Novan, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2022
File No. 001-37880

Ladies and Gentlemen:

This letter is submitted on behalf of Novan, Inc. (the “Company”) to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated April 21, 2022 with respect to the Company’s preliminary proxy statement filed with the Commission on April 11, 2022 (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934. For convenience of reference, we have set forth the Staff’s comment below, followed by the Company’s response.

The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff’s comments.

Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed April 11, 2022

Proposal 4, page 19

1. We note that Proposal 4 of your proxy statement seeks the authorization of the "potential issuance of shares of common stock in connection with the EPI Health Acquisition of EPI Health[.]" Given that this proposal involves a solicitation of shareholders for the purpose of approving the issuance of additional securities which are to be used to acquire another specified company, and your shareholders will not have a separate opportunity to vote upon the transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13 and 14 of Schedule 14A. Within such disclosure, please be sure to include the amount of securities to be issued, all financial information required by Items 13 and 14 of Schedule 14A and all transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

Response:

With respect to Items 11, 13 and 14 and Note A of Schedule 14A, the Company believes that the instruction in Note A is inapplicable to Proposal 4 because Proposal 4 does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company, as described further below. Nonetheless, in response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on page 21 of Amendment No. 1 to state more expressly the nature of the common stock to be issued, if any, in connection with the contingent consideration and provide a statement on preemptive rights. The Company respectfully notes that the actual number of shares that may be issued as contingent consideration is not currently determinable since the number is dependent on whether the milestones are achieved and the Company’s future share price, and we have amended the disclosure on page 19 of Amendment No. 1 to clarify that. Additionally, the Company respectfully notes that pursuant to Item 11(b) of Schedule 14A, because the shares issued as contingent consideration are of the same class as the Company’s currently outstanding common stock, the information called for by Item 202 of Regulation S-K would not be required other than as set forth in Item 11(b).

The Company has also revised the disclosure on page 42 of Amendment No. 1 to incorporate by reference the information set forth in Item 13(a). The Company submits that it is eligible to incorporate by reference pursuant to Item 13(b) of Schedule 14A and has met the conditions set forth in Item 13(c) of Schedule 14A.

The Company respectfully submits to the Staff that the instruction in Note A is inapplicable to Proposal 4 because it does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company. Rather, Proposal 4 seeks stockholder approval in accordance with Nasdaq Listing Rule 5635(a) and 5635(b) for the issuance of shares that may be issued as contingent consideration upon the satisfaction of future milestones to the extent the issuance of shares that may be issued as contingent consideration would exceed 19.99% of the outstanding shares of the Company immediately before the EPI Health Acquisition (the “Share Cap”) or result in a change of control.

While the Company is asking its stockholders to approve the potential issuance of shares as contingent consideration, these additional shares to be issued, if ever, will not be used for the purpose of consummating the EPI Health Acquisition or the acquisition of any other assets or company. The Company respectfully notes that the EPI Health Acquisition closed on March 11, 2022 and the closing was not contingent upon, or subject to, stockholder approval of the shares that may be issued as contingent consideration. While the Company, through Proposal 4, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued will not be used for the purpose of acquiring EPI Health. As disclosed in the Proxy Statement, the EPI Health Acquisition has already been fully consummated and the outcome of the vote on the proposals will have no impact on the EPI Health Acquisition or in any way facilitate or hinder the completed transaction.

Under the Company’s organizational documents, Delaware law and the listing rules of Nasdaq, the Company and its board of directors had the authority, without stockholder approval, to consummate the EPI Health Acquisition and can issue shares as contingent consideration up to the Share Cap. The stockholders’ right is, instead, to vote now on whether the Company may issue the shares that may be issued as contingent consideration upon the achievement of the milestones to the extent such shares would exceed the Share Cap. If the stockholders do not approve Proposal 4, the Company will settle such contingent obligations in cash, in shares of common stock up to the Share Cap or in a combination of both, as provided for in the Purchase Agreement, without the need for any further action on the part of its stockholders.

Finally, the Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, be misleading to the Company’s stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove of the EPI Health Acquisition. Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. At the Company’s stockholder meeting, no action is proposed to be taken with respect of any such matter. The inclusion of the information set forth in Item 14, if included in the Proxy Statement, may in fact cause confusion regarding the nature of Proposal 4 and mislead stockholders into believing that by voting against Proposal 4 they are voting against the consummation of the EPI Health Acquisition. We call your attention to the fact that the Proxy Statement already includes disclosure to the effect that the EPI Health Acquisition has been fully consummated.

In light of the foregoing, the Company respectfully submits that the information required by Item 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders with respect to Proposal 4.

Moreover, because Proposal 4 does not involve the approval of a merger or acquisition, the Company respectfully has not filed Amendment No. 1 with the PREM14A EDGAR tag.

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If you have any questions concerning the enclosed matters, please contact the undersigned at (919) 821-6677.

Very truly yours,

/s/ Amy M. Batten
Amy M. Batten, Esq.

cc: Paula Brown Stafford, Chairman, President and Chief Executive Officer, Novan, Inc.
John M. Gay, Chief Financial Officer, Novan, Inc.
James R. Jolley, Esq., Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.